UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41726

ELECTROVAYA INC.

(Registrant)

6688 Kitimat Road

Mississauga, Ontario, Canada L5N 1P8

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit 99.1 of this Form 6-K is hereby incorporated by reference as an exhibit to the registrant’s registration statement on Form F-10 (File No. 333-278139).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTROVAYA INC.
(Registrant)

Date: November 5, 2025	By	/s/ Raj Das Gupta
Raj Das Gupta
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Underwriting Agreement dated November 5, 2025

99.2	News Release dated November 5, 2025 - Electrovaya Inc. Announces Pricing of Oversubscribed US$24.4 Million Public Offering of Common Shares